Mail Stop 3561
								January 25, 2006

Mr. Eckhard Muller
President, Finance Division
BASF Aktiengesellschaft
Carl Bosch Strasse 38
67056 Ludwigshafen
Germany

Re:	BASF Aktiengesellschaft
	Form 20-F for the fiscal year ended December 31, 2004
	File No. 1-15050

Dear Mr. Muller:

	We have completed our review of your Form 20-F and related filings and have no further comments at this time.

      						Sincerely yours,


      						Michael Moran
      						Branch Chief



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